

January 29, 2010

Via Facsimile (847) 289-1843

Mr. Jeffrey T. Sanfilippo, Chief Executive Officer
John B. Sanfilippo & Son, Inc.
1703 North Randall Road
Elgin, Illinois 60123

> **Re: John B. Sanfilippo & Son, Inc.**
> **Form 10-K for the Fiscal Year Ended June 25, 2009**
> **Filed August 27, 2009**
> **File No. 000-19681**

Dear Mr. Sanfilippo:

We have reviewed the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended June 25, 2009

Facility Consolidation Project, page 2

1.   Describe in more detail the "certain" business opportunities you reference in the second paragraph.

Item 2. Properties, page 12

2.   We note that your new Elgin, Illinois facility ("New Site") has an increased production capacity of 25-40% over your prior processing operations. Address the utilization rate for the New Site at fiscal year end in a manner comparable to the disclosure you provide for your other facilities. In this regard, we note your chief executive officer's discussion in your earnings call for the fourth quarter of

fiscal 2009 that the utilization rate increased from about 50% to 55% from fiscal 2008 to 2009.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19

3.   We note your disclosure that you distribute products in the consumer, industrial, food service, contract packaging, and export distribution channels, and that for each fiscal year comparison presented you provide a table showing a comparison of sales by distribution channel and an analysis of period-to-period changes for each distribution channel. Expand your discussion to provide information similar to that which you provide under "Channels" on your website.

4.   You disclose that you have developed a five-year strategic plan through which you intend to maximize the potential of your business. Please elaborate on the substance of this strategic plan or provide a cross-reference to the disclosure elsewhere in your filing.

Results of Operations

Fiscal 2009 Compared to Fiscal 2008

Net Sales, page 20

5.   Throughout the results of operations you describe factors that contributed to a material change in net sales without quantifying each factor. For instance, within net sales in the consumer distribution channel, you describe private label consumer sales volume as increasing by 7.3% in fiscal 2009 over fiscal 2008, primarily due to (i) a significant new customer for the latter half of year; (ii) expansion of business at an existing customer; and (iii) a general increase in sales of private label products due to current economic conditions. However, you have not quantified each factor contributing to a material increase in expenditures. To the extent that there have been period-to-period changes in any item you discuss, identify each material factor that contributed to the change, and quantify the impact of the identified factors, including any offsetting factors. See Instruction 4 to Item 303(a) of Regulation S-K and Section III.D. of SEC Release 33-6835 for more information. This same comment applies to your Forms 10-Q for the fiscal quarters ended September 24, 2009 and December 24, 2009.

Liquidity and Capital Resources

General, page 26

6.   You disclose that total inventories decreased by $20.7 million or 16.3%, to $106.3 million at fiscal year end, primarily due to decreases in finished goods and work in-process resulting from more effective inventory management and lower nut

costs. Please quantify the impact of lower nut costs versus decreases in pounds as a result of better inventory management on your inventory level. This same comment applies to your Form 10-Q for the fiscal quarter ended September 24, 2009.

Financing Arrangements, page 27

7.   In relation to your $45 million Mortgage Facility, you disclose that the fixed interest rate of Tranche A my be reset in the sole discretion of your lender on March 1, 2018; and that the floating interest rate of Tranche B may be reset in the sole discretion of your lender on March 1, 2010, and every two years thereafter. You further disclose there can be no assurance that the reset interest rates will be acceptable to you and that such reset interest rates could have an adverse effect on your financial condition, results of operations and financial results. Please tell us what thought you gave to providing an appropriate risk factor that addresses the risks presented by these reset provisions under "Item IA—Risk Factors."

Part III

Item 11. Executive Compensation (as incorporated by reference from Definitive Proxy Statement filed September 11, 2009)

Overview of Fiscal 2009 Executive Compensation Program

Non-Equity Incentive Compensation Program, page 20

8.   You disclose that you base your non-equity incentive compensation around achievement of year-over-year improvement in your net operating profit after tax in excess of your annual cost of capital, as determined by using the average expected return on your debt and equity capital (hereinafter referred to as "SVA"). However, you have not disclosed what your targeted SVA goal was for 2009, nor your actual achievement relative to this targeted corporate performance. Corporate performance targets should be disclosed. See Item 402(b)(2)(v) of Regulation S-K.

9.   If you believe disclosing the targets would result in competitive harm such that the targets could be excluded properly under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation supporting your conclusion. If disclosure of quantitative or qualitative performance-related factors would cause competitive harm, you are required to discuss how difficult it will be for you to achieve the target levels or other factors. See Instruction 4 to Item 402(b) of Regulation S-K.

10.   In fiscal 2009, you disclose that for the top three members of the Management Team, 20% of the non-equity incentive compensation that they were eligible to receive was subject to the discretion of the compensation committee based on the

top three members' individual performance. You further disclose that the committee used specific SVA-based initiatives to evaluate the individual performances, and that after reviewing each individual level of performance, the committee determined that the individual goals had been achieved. However, you have not provided any discussion of what such individual goals were for each of these named executive officers. To the extent your compensation is based in any part on individual performance, the elements of individual performance should be described. See Item 402(b)(2)(vii) of Regulation S-K.

11. You disclose that the SVA plan includes a "bonus bank" that holds a portion of any non-discretionary SVA plan incentive award declared above the maximum amount, to only be paid upon continued favorable performance of the company and the executive's continued employment. Please clarify when any such "banked" compensation would be paid to the executive officers, and under what terms.

Compensation of Executive Officers

Summary Compensation Table for Fiscal Year 2009

Note 4, page 26

12. In regard to your "bonus bank," you disclose that a portion of the non-discretionary awards were banked and not paid in cash, and that the banked amounts were (a) $48,893 for Jeffrey T. Sanfilippo, Michael J. Valentine, and Jasper B. Sanfilippo, Jr., (b) $40,752 for James A. Valentine, and (c) $33,736 for Walter R. Tankersley. However, based on your disclosure that the compensation committee set the maximum compensation as 1.00 times the SVA, it appears that the maximum compensation for each named executive under the non-discretionary SVA plan should equal the targets as disclosed in your Grants of Plan-Based Awards table. Accordingly, it appears that the difference between that maximum allowed and the actual compensation awarded (at SVA multiple 1.34) should have been "banked," at $58,379 for the top three, and $60,824 and $50,352 for James A. Valentine and Walter Tankersley, respectively. Please clarify how the banked amounts, as disclosed, were calculated.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Kevin Dougherty at (202) 551-3271, or in his absence, the undersigned at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director